EXHIBIT 99.1

Glossary of Telecommunications Terms

Abbreviation	Definition
“2G”	The second-generation mobile telephony system based on the standards defined by the ITU.

“3G”	The third-generation mobile telephony system based on the standards defined by the ITU

“4G/LTE”	The fourth-generation/long-term evolution mobile technologies, including WiMax, based on the standards defined by the ITU

“5G”	Fifth generation mobile networks

“ADSL”	Asymmetric digital subscriber line

“ANO”	Alternative network operator

“API”	Application programming interface

“ARPU”	Average revenue per user of telephone services, calculated over a given period of time for the average number of total customers or of active customers in the same period

“B2B”	Business to business

“B2C”	Business to company

“B2O”	Business to operation

“Broadband”	A high-capacity network backbone providing connectivity between sites and that picks up and conveys the traffic of lower-capacity peripheral rings

“BTS”	Base transceiver station: fixed transmitter/receiver equipment located within cells of a mobile telecommunications network that enables communications by means of radio signals with mobile telephones

“CAMEL”	Customized Applications for Mobile network Enhanced Logic

“CDMA”	Code division multiple access

“Churn”

A measure of the proportion of a business unit’s customer base that disconnects from such business unit’s service over a period of time. Prepaid and postpaid churn rates are each calculated by dividing the respective total number of prepaid or postpaid customer disconnections (including customers who disconnect and reactivate with the same phone number) for the period by the average number of prepaid or postpaid customers for the period. The average number of customers for the period is calculated by taking the average of each month’s average number of prepaid or postpaid customers (calculated as the average of the total number of customers at month-end and the total number of customers at the end of the previous month) during the period. A business unit’s total churn rate is the weighted average of such business unit’s prepaid churn rate and postpaid churn rate over the period, based on weighted number of prepaid and postpaid customers

“Customer”

For mobile line telephone services, the terms refer to anyone: (a) who is a holder of a SIM card; and (b) in the event of prepaid services, anyone who has made at least one recharge after the second month of making the SIM purchase

“DFS”	Digital financial services

“DSL”	Digital subscriber line

“DWDM”	Dense wavelength divisions multiplexing

“EDGE”

Enhanced data rates for GSM Evolution: evolution of data communications within the existing GSM standard. Designed as a step forward from GPRS, EDGE improves the GSM radio interface in that it increases the data transfer speed by optimizing use of the available spectrum

“FMC”	Fix mobile convergence (charging subscribers who use both mobile and fixed fiber connect from a single account)

“FOL”	Fiber optical line

“FTR”	Fixed termination rate

“FTTB”	Fiber-to-the-building

“GPRS”	General packet radio service: data transmission technology using packet-based transmission for providing mobile telecommunications

“GSM”	Global System for Mobile Communications: a mobile-telephony standard based on digital transmission and cellular network architecture with a roaming system

“GSM900”	Mobile telephone services using GSM in the 900 MHz frequency range

“GSM900/1800”	Mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges

“GSM1800”	Mobile telephone services using GSM in the 1800 MHz frequency range

“HSPA”	High-speed packet access

“ICX”	Interconnection exchange

“IEEE”	Institute of Electrical and Electronics Engineers (a professional association which creates and maintains standards for wireless network products)

“IGW”	International gateway

“IIG”	International internet gateway

“ILD”	International long distance

“Incumbent”	The term defining the telephone carrier company which once had a monopoly on the market, and now has a dominating position on a free market

“Internet”	Internet of things

“IP”	Internet protocol: the universal communications protocol based on the exchange of packets of information between telecommunications equipment. It is the standard protocol used on the internet

“IPTSP”	Internet protocol telephony service provider

“IPTV”	Internet protocol television

“IP VPN”	IP virtual private network

“ISDN”	Integrated services digital network

“ISP”	Internet service provider: provider of access to the internet and to the service linked to the latter

“IVR”	Interactive voice response

“L2VPN”	Layer-2 virtual private network

“LDI”	Long distance and international

“LLU”	Local loop unbundling (In Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises)

“M2M”	Machine to machine

“Mbps”	Megabytes per second

“MFS”	Mobile financial services

“MHz”	Mega hertz: the hertz is a unit of frequency of one cycle per second. A mega hertz refers to a frequency of one million hertz

“MMS”	Multimedia messaging service: an evolution of SMS services that, in addition to text messages, offer several types of multimedia contents such as images, audio and video-clips

“MNP”

Mobile number portability: a service, recently approved by the BTRC in Bangladesh, which allows customers to keep their mobile number when switching between mobile operators. The BTRC directive, instructing mobile telecommunications operators to make this service available to customers in Bangladesh, was approved by the BTRC on May 6, 2013

“Mobile operator”	Provider of telecommunications services using the range of radio frequencies assigned to it

“MOU”	Minutes of use

“MPLS”	Multiprotocol label switching

“MSAN”	Multi-service access nodes

“MTR”	Mobile termination rates

“Multimedia”	Communications using any combination of different media and which may comprise text, audio, music, images, animation and video

“MVNO”	Mobile virtual network operator

“OTT”	Over-the-top. Refers to content service providers such as Google and Facebook

“PBX”	Private branch exchange

“Penetration rate”

This is a measure of access to telecommunications, normally calculated by dividing the number of customers to a particular service by the population to whom it is available and multiplying by 100. It is also referred to as teledensity (for fixed-line networks) or mobile density (for cellular networks)

“Prepaid”	Mobile telephony service paid for in advance by the customer

“Postpaid”	Mobile telephony service paid for after usage by the customer has occurred

“Protocol”

The standard communication rules between two computers or within a computer network. Two computers using the same protocol can exchange data. The internet is based on a series of protocols, for example www is based on http protocol. The most popular is IP, Internet Protocol, which is a data transfer protocol

“PSTN”	Public switched telephone network: the circuit-switched public telephone network

“RBT”	Customized ring back tones

“REF”	Radio electronic facilities

“RIO”	Reference interconnection offers

“Roam” or “roaming”	The ability to make and receive calls on the same mobile phone even when travelling outside the area covered by the “home” network operator

“SaaS”	Software as a service

“SDH”	Synchronous digital hierarchy

“SIM” or “SIM card”	Customer identity module card: magnetic cards with a memory for data storage and software applications

“SME”	Small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees

“SMS”	Short message service: a protocol that uses the signaling channel to transmit text messages up to 160 characters long

“SOHO”	Small office/home office

“TDD”	Time division duplex

“ULL”	Unbundled local loop

“UMTS”	Universal Mobile Telecommunications System

“USB”	Universal serial bus

“Value Added Services” or “VAS”

These are services that provide a higher level of functionality than those offered by basic transmission services made available by a telecommunications network for transferring information via terminals

“VoIP”

Voice over IP: digital technology enabling the transmission of voice packages via the internet, intranet, extranet and VNP networks. The packets are carried according to H.323 specifications, that is to say the ITU standard forming the basis for data, audio, video and communications services over IP type networks

“VPN”	Virtual private network

“VSAT”	Very small aperture terminals, which are two-way satellite ground stations used to transmit data

“WBA”	Wholesale broadband access

“WiMax”	Worldwide interoperability for microwave access communication standard

“WLL”	Wireless local loop

“WLR”	Wholesale line rental

“xDSL”	All types of DSL